

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2011

Via U.S. Mail
Paul J. Brody
Chief Financial Officer, Treasurer and Secretary
Interactive Brokers Group, Inc.
One Pickwick Plaza
Greenwich, CT 06830

>   **Re: Interactive Brokers Group, Inc.**
>   **Form 10-K for fiscal year ended December 31, 2010**
>   **Filed February 28, 2011**
>   **File No. 1-33440**

Dear Mr. Brody:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Non-GAAP Financial Measures, page 47

1.   We note your disclosure of a non-GAAP financial measure wherein you report all currency translation gains and losses as if included in your consolidated statement of income. Please tell us how your current disclosure complies with Item 10(e) of Regulation S-K, specifically detailing why management believes the presentation of this measure achieves a proper presentation of your financial performance.

Results of Operations, page 48

2.   We note your comparison of results using of non-GAAP measures and your reference to Item 8 of your Form 10-K for GAAP to non-GAAP reconciliations. However we note

certain line items, such as the Trading gains as well as Employee compensation and benefits, for which no reconciliations from the US GAAP measure to the non-GAAP measure are provided. Please tell us how the presentation of these non-GAAP measures comply with Item 10(e)(1)(i)(B).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief